FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2005

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron
                          456 (C1038AAJ) Buenos Aires,
                                    Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                     Event and Summary                    Exhibit No.

 July 2005          Press release of the Registrant announcing           99.1
                    the forgiveness of debt issued by Registrant's subsidiary Banco Galicia Uruguay S.A. and owed to the Registrant.

                    Press  release  of Banco de  Galicia y Buenos        99.2
                    Aires S.A. announcing the transfer of Boden
                    2012 bonds to Banco Galicia Uruguay S.A. for use in settling the May 2005 exchange offer.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GRUPO FINANCIERO GALICIA S.A.
                                              (Registrant)

Date:  July 14, 2005                          By: /s/ Antonio Garces
                                                 -------------------------------
                                                 Name:   Antonio Garces
                                                 Title:  Chief Executive Officer